TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

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David M. Carter	Direct Dial: 804-697-1253
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March 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:  Maryse Mills-Apentang, Special Counsel

Re:                          EarthLink, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 11, 2011

File No. 001-15605

Ladies and Gentlemen:

On behalf of our client, EarthLink, Inc., a Delaware corporation (the “Company”), we are submitting the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 17, 2011 (the “Commission Comment Letter”). The Company has filed an amended Preliminary Proxy Statement on Schedule 14A on March 1, 2011 which addresses the comment below.

Set forth below is the response of the Company to the comment of the Staff.  For convenience of reference, the Staff comment is reprinted in italics and is followed by the response of the Company.

ATLANTA   CHICAGO   HONG KONG   LONDON   NEW YORK   NEWARK   NORFOLK   ORANGE COUNTY
RALEIGH   RICHMOND   SAN DIEGO   SHANGHAI   TYSONS CORNER   VIRGINIA BEACH   WASHINGTON, DC

Comment

•                  Proposal 7:  Approval of EarthLink, Inc. 2011 Equity and Cash Incentive Plan, page 50.  Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the 2011 Equity and Cash Incentive Plan or under the prior 2006 Plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time. If you do have the present intention to make any specific awards, revise your disclosure to provide the information required by Item 10(a)(2) and 10(b)(2) of Schedule 14A.

Response:

The Company acknowledges the Staff’s comment.  The Company has no current plans, proposals or arrangement to grant any specific awards under the 2011 Equity and Cash Incentive Plan or under the prior 2006 Plan.  The Company has amended Proposal 7 of the Preliminary Proxy Statement on Schedule 14A to include the following statement:

“We have no current plans, proposals or arrangements, written or otherwise, to grant any specific awards under the Plan or under the prior 2006 Plan.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 697-1253.

Sincerely,

David M. Carter

cc:                                 Samuel R. DeSimone, Jr., Executive Vice President, General Counsel and Secretary, EarthLink, Inc.

Michael F. Johnson, Staff Attorney, Division of Corporate Finance